Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On May 7, 2025 (the “Closing Date”), AGM Technology Limited (“AGM HK” or the “Seller”) completed the previously announced sale of all shares of Nanjing Lucun Semiconductor Co. Ltd. (“Nanjing Lucun”), a wholly-owned subsidiary of AGM HK primarily producing high-performance hardware and computing equipment, to Hong Kong Giant Electronics Co., Limited (“Giant Electronics” or the “Purchaser”), pursuant to the Equity Purchased Agreement, dated May 6, 2025 (the “Equity Transfer Agreement”). Pursuant to the terms of the Equity Transfer Agreement, the Purchaser agreed to purchase Nanjing Lucun for a consideration of USD57,450,000 (the “Purchase Price”). Upon closing of the transaction, the Seller will no longer have control over Nanjing Lucun. We refer to the foregoing transactions contemplated by the Equity Transfer Agreement collectively as the “Transaction”.

The unaudited pro forma condensed consolidated financial information and related notes have been derived from AGM Group Holdings, Inc.’s (the “Company”) historical consolidated financial statements, and were prepared based on the most reliable information available to management, along with their estimates, and in accordance with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information is for informational and illustrative purposes only and is not intended to be indicative of what actual results would have been had the Transaction occurred on the dates assumed, nor does such data purport to represent the consolidated financial results of the Company for future periods. The actual financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma consolidated financial information is based on historical financial statements of the Company as adjusted for the unaudited pro forma effects of the Transaction. The unaudited pro forma consolidated financial statements as of December 31, 2024 and for the year then ended should be read in conjunction with:

●	the accompany notes to the unaudited proforma consolidated financial statements; and

●	the historical consolidated financial statements and accompanying notes of the Company included in its Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2025.

Pro forma accounting adjustments are prepared using the assumptions set forth in the notes to the pro forma financial information. The results set forth in the notes to the pro forma financial information reflect preliminary estimates of the Transaction accounting adjustment.

The Company’s historical consolidated financial statements have been adjusted in accordance with Article 11 of Regulation S-X in the accompanying unaudited pro forma condensed consolidated financial statements and related notes to give effect to the following pro forma Transaction accounting adjustments further described in Note 2, Pro Forma Adjustments and Assumptions:

●	Disposition Adjustments:

²	The separation and transfer of the operations, assets, and liabilities included in the Company’s historical financial results directly attributable to the Nanjing Lucun in accordance with the Accounting Standards Codification (“ASC”) 205, Presentation of Financial Statements (“ASC 205”) to Purchase; and

●	Transaction Accounting Adjustments

²	Recovery of elimination of intercompany balances

The unaudited pro forma condensed consolidated financial statements do not include autonomous entity adjustment or management adjustments to reflect any potential synergies or dis-synergies that may arise from or in connection with the Transaction.

The unaudited pro forma condensed consolidated balance sheets as of December 31, 2024 give effect to the Transaction as if it had occurred on December 31, 2024. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2024 give effect to the Transaction as if occurred on January 1, 2024 and carried forward through the twelve months ended December 31, 2024.

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024

(Amounts in US$, except for number of shares)

		Pro Forma Adjustments
	AGM GROUP HOLDINGS, INC.	Disposition Adjustments (Note 2(a))		Transaction Accounting Adjustments		Notes	Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,170,462	$		$			$1,170,462
Restricted cash	2						2
Accounts receivable, net	13,385,507						13,385,507
Inventories	27,172,200						27,172,200
Advances to suppliers, net	99,861						99,861
Prepayment and other current assets, net	4,174,868		(56,136,164)		60,473,870	2(b)	8,512,574
Due from related parties	-						-
Due from Intercompany	-						-
Assets of discontinued operations - current	6,301,392		(6,301,392)				-
Total current assets	52,304,292		(62,437,556)		60,473,870		50,340,606
NON - CURRENT ASSETS:
Property and equipment, net	8,532						8,532
Intangible assets, net	32,527						32,527
Operating lease right-of-use assets	-						-
Deferred tax assets	2,713,808						2,713,808
Assets of discontinued operations - non-current	6,308,929		(6,308,929)				-
Total non - current assets	9,063,796		(6,308,929)				2,754,867
TOTAL ASSETS	$61,368,088		$(68,746,485)		$60,473,870		$53,095,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$12,909,752		$(5,891,485)	$			$7,018,267
Accrued expenses and other payables	2,510,916		(60,473,870)		60,473,870	2(b)	2,510,916
Advances from customers	539						539
Due to related parties	2,200,451						2,200,451
Deferred government grant, current	-						-
Operating lease liabilities, current	-						-
Income tax payable	15,392,010		44,416				15,436,426
Due to Intercompany					-		-
Liabilities of discontinued operations - current	6,472,461		(6,472,461)		-		-
Total current liabilities	39,486,129		(72,793,400)		60,473,870		27,166,599
NON - CURRENT LIABILITIES:
Operating lease liabilities, non-current	-				-		-
Deferred government grant, non-current	-				-		-
Liabilities of discontinued operations - non-current	16,543		(16,543)		-		-
Total non - current liabilities	16,543		(16,543)		-		-
TOTAL LIABILITIES	$39,502,672		$(72,809,943)		$60,473,870		$27,166,599

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 24,254,842 and 24,254,842 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	$24,255		$		$-		$24,255
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 2,100,000 and 2,100,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	2,100				-		2,100
Additional paid-in capital	26,502,856				-		26,502,856
Statutory reserves	335,696		(335,696)				-
Retained earnings	5,423,638		(7,534,249)				(2,110,611)
Accumulated other comprehensive loss	(10,423,129)		11,933,403				1,510,274
Total shareholders’ equity	21,865,416		4,063,458				25,928,874
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,368,088		$(68,746,485)		$60,473,870		$53,095,473

AGM GROUP HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Amounts in US$, except for number of shares)

	AGM GROUP HOLDINGS, INC.	Transaction Accounting Adjustments	Pro Forma
Revenues	$32,044,575	$-	$32,044,575
Cost of revenues	(25,188,174)	-	(25,188,174)
Gross profit	6,856,401	-	6,856,401

Operating expenses
Selling, general & administrative expenses	(909,042)	-	(909,042)
Total operating expenses	(909,042)	-	(909,042)

Income from operations	5,947,359	-	5,947,359

Other income/(expenses)
Other income	50,438	-	50,438
Other expenses	(259,269)	-	(259,269)
Investment (loss)	-		-
Total other (expenses)/income	(208,831)	-	(208,831)

Income from continuing operation before provision of income	5,738,528	-	5,738,528
taxes Provision for income taxes expenses	(2,330,891)	-	(2,330,891)

Net income from continuing operation	$3,407,637	$-	$3,407,637

Income/(loss) earnings per common share
Continuing operations - Basic and Diluted	0.14		0.14

Weighted average Class A ordinary shares outstanding,basic and diluted	24,254,842		24,254,842

NOTES TO UNAUDITED AND UNREVIEWED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial statements and related notes are prepared in accordance with Article 11 of Regulation S-X. While the historical consolidated financial statements reflect the Company’s past financial results, the pro forma condensed consolidated are included solely for information purposes and are intended to illustrate how the Transaction might have affected the historical consolidated financial statements had it been completed earlier, as indicated herein:

●	The Unaudited Pro Forma Condensed Consolidated Balance Sheets as of December 31, 2024, as adjusted, gives effect to the Disposition Adjustments and Transaction Accounting Adjustments as if they had occurred or become effective on December 31, 2024.

●	The Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2024, as adjusted, to give effect to the Disposition Adjustments and Transaction Accounting Adjustments as if they had occurred or become effective on 1 January, 2024.

For purposes of the Unaudited Pro Forma Condensed Balance Sheets, the estimated pro forma loss on disposal is recognized in Shareholder’s Equity based on the historical net carrying value as of December 31, 2024 rather than as of the closing date of the Transaction. The final loss on disposition will be calculated based on the final amount of consideration received, carrying value of Nanjing Lucun at the closing date, and the finalization of the Company’s current fiscal year tax provision. As a result, the pro forma loss reflected herein may differ from the actual loss on the Transaction recorded as of the closing date.

The estimated pro forma loss on disposal has not been reflected in the Unaudited Pro Forma Condensed Consolidated Statements of Operations, as this amount pertains to discontinued operations and does not have a continuing impact on the Company’s consolidated results.

The unaudited pro forma condensed consolidated financial statements do not project the Company’s future consolidated financial statements, nor are they intended to represent or indicate the actual consolidated financial statements that the Company would have had if the Transaction had occurred on the indicated dates. Furthermore, the unaudited pro forma condensed consolidated financial statements do not reflect the realization of any expected cost savings, synergies, or dis-synergies resulting from the Transaction, and they do not encompass all actions that the Company undertake subsequent to the closing of the Transaction.

2.	Pro Forma Adjustments

Adjustments included in the Pro Forma Adjustments column in the accompanying unaudited pro forma condensed consolidated financial statements are as follows:

(a) Disposition Adjustments: The Disposition Adjustments columns of the Unaudited Pro Forma Condensed Consolidated Balance Sheet and Unaudited Pro Forma Condensed Consolidated Statements of Operations represent the Pro Forma Adjustments to historical financial results directly attributable to the Transaction in accordance with ASC 205. This reflects the separation of the discontinued operations, including the elimination of associated assets, liabilities, equity, and income (loss) attributable to the Transaction, that were included in the Company’s historical financial statements. As the Company determined that the criteria for discontinued operations as prescribed by ASC 205 were met as of December 31, 2024, the adjustments directly attributable to the Transaction are reflected within the Company's historical unaudited condensed consolidated statement of operations for the year ended December 31, 2024.

(b) Represents the recovery of elimination between the Company and Nanjing Lucun.

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